CUSIP No. 09058M103 Page 1 of 8 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Bioanalytical Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09058M103
(CUSIP Number)
May 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058M103 Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,000,000 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,000,000 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	16.9% **
12)	Type of Reporting Person	PN

*   Consists of shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock. The number of shares issuable upon conversion of the 6% Series A Convertible Preferred Stock is subject to adjustment in connection with a feature thereof that allows for the acceleration of interest payments, payable in Common Stock, at the election of the shareholder before May 11, 2014.
** Based on 4,915,318 shares of Common Stock outstanding as of May 4, 2011, as reported in the Form 10-Q for the period ended March 31, 2011 filed by the Issuer on May 12, 2011.

CUSIP No. 09058M103 Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,000,000 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,000,000 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	16.9% **
12)	Type of Reporting Person	OO - Other

*   Consists of shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock.  The number of shares issuable upon conversion of the 6% Series A Convertible Preferred Stock is subject to adjustment in connection with a feature thereof that allows for the acceleration of interest payments, payable in Common Stock, at the election of the shareholder before May 11, 2014.
** Based on 4,915,318 shares of Common Stock outstanding as of May 4, 2011, as reported in the Form 10-Q for the period ended March 31, 2011 filed by the Issuer on May 12, 2011.

CUSIP No. 09058M103 Page 4 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,000,000 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,000,000 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	16.9% **
12)	Type of Reporting Person	IN, HC

*   Consists of shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock.  The number of shares issuable upon conversion of the 6% Series A Convertible Preferred Stock is subject to adjustment in connection with a feature thereof that allows for the acceleration of interest payments, payable in Common Stock, at the election of the shareholder before May 11, 2014.
** Based on 4,915,318 shares of Common Stock outstanding as of May 4, 2011, as reported in the Form 10-Q for the period ended March 31, 2011 filed by the Issuer on May 12, 2011.

CUSIP No. 09058M103 Page 5 of 8 Pages

Schedule 13G

Item 1.

(a)     Name of Issuer:  Bioanalytical Systems, Inc.

(b)     Address of Issuer's Principal Executive Offices:

   2701 Kent Avenue
   West Lafayette, IN  47906-1382

Item 2.

(a)	Name of Person Filing:

Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.  Seth W. Hamot, Roark, Rearden & Hamot, LLC and Costa Brava Partnership III L.P. are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  All of the securities reported herein as beneficially owned by the Reporting Persons are directly held by Costa Brava Partnership III L.P.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

222 Berkeley Street, Boston, MA 02116.

(c)	Citizenship:

Seth W. Hamot is a United States citizen.  Costa Brava Partnership III L.P. is  a Delaware limited partnership.  Roark, Rearden & Hamot, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock

  (e)           CUSIP Number:

09058M103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not Applicable.

CUSIP No. 09058M103 Page 6 of 8 Pages

Item 4.     Ownership.

(a) through (c):

      Incorporated by reference to Items 5 through 9 and 11 of the cover pages to this Schedule 13G

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09058M103 Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 23, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

CUSIP No. 09058M103 Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them, in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 23, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President